[redacted]

04010748

PROKOM
SOFTWARE SA

FAX

to:	**Division of Corporate Finance File No. 82-4700**	**Securities and Exchange Commission, Washington, DC, USA**	**+1 (202) 942 9624**

from: **PROKOM Software S.A.**
81-319 GDYNIA, ŚLĄSKA 23/25 (POLAND)
tel.: +48 58 628 6666; fax: +48 58 628 6677

SUPPL

date: 18 Feb 2004 *pages:* 1

This is a summary translation of the company statement communicated to the Polish Securities Commission according to paragraphs 5.1.12 of the Decree of the Ministries Committee, dated 16th October of 2001 (Dz. U. Nr 139.1569) in regards to type, form, and domain of current and periodic information as well as time intervals for their delivery of the information by the issuers whose shares were admitted to public exchange.

subject: **SALE OF THE COMPANY'S SHARES**

The Management Board of Prokom Software SA informs, that:

the Company received information, that on the 11th of November 2003 the District Court in Katowice, Poland, had registered a decrease in the share capital of Koma SA (subsidiary of Prokom Software SA).

As the result of the extinction of 69,000 shares held by Solteq Oyj, seated in Tampere, Finland, the stake of Prokom Software SA has increased from 56.26% to 75.00% of the share capital and votes at the General Shareholders' Meeting of Koma SA.

After the registration of the extinction, the share capital of Koma SA amounts to PLN 1,035,530 and is split into 207,106 registered shares of nominal value of PLN 5 each, jointly giving rights to 207,106 votes at the General Shareholders' Meeting.

18 Feb, 2004 Krzysztof Wilski
Vice-President of the Management Board

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